Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264456

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 11 DATED APRIL 17, 2023

TO THE PROSPECTUS DATED NOVEMBER 22, 2022

This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated November 22, 2022 (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock sold in our current public offering as of May 1, 2023;
•
to disclose the calculation of our April 4, 2023 net asset value ("NAV") per share/unit for all share/unit classes; and
•
to provide an update on the status of our current public offering.

May 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2023 (and repurchases, if applicable, as of April 30, 2023) is as follows:

Transaction Price (per share)
Class S	$20.15
Class D	$20.15
Class I	$20.15
Class F-S	$20.15
Class F-D	$20.15
Class F-I	$20.14
Class A-I	$20.18
Class A-II	$20.15
Class A-III	$20.15

The transaction price for each of our Class F-I shares and Class A-I shares is equal to such class's NAV per share and NAV per unit of the corresponding Class A-I units of ARIS Operating Partnership L.P. (the "Operating Partnership"), respectively, as of April 4, 2023. A detailed presentation of the NAV per share/unit is set forth below.

As of April 4, 2023, we had not sold any Class S shares, Class D shares, Class I shares, Class F-S shares, Class F-D shares, Class A-I shares, Class A-II shares, or Class A-III shares. As a result, the transaction price for each of our Class S shares, Class D shares, Class I shares, Class F-S shares, Class F-D shares, Class A-II shares, and Class A-III shares is based on our total NAV per share as of April 4, 2023. The transaction price for our Class A-I shares is based on the NAV per unit of the corresponding Class A-I units of the Operating Partnership as of April 4, 2023. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price, if applicable, for each share class equals the transaction price of such class.

April 4, 2023 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines approved by our board of directors. Our NAV per share is posted on our website at https://gwms.apollo.com/realtyincomesolutions and is made available on our toll-free, automated telephone line at 888-926-2688. Please refer to "Net Asset Value Calculation and Valuation Guidelines" in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the NAV of our Class F-I shares, Class E shares and partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of April 4, 2023 ($ and shares/units in thousands):

Components of NAV	April 4, 2023
Investments in real estate	$49,214
Investments in real estate debt	58,675
Cash	132,449
Other assets	362
Other liabilities	(349)
Management fee payable	(192)
Net asset value	$240,159
Number of outstanding shares/units	11,917

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of April 4, 2023 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class F-I Shares	Class E shares	Third-party Operating Partnership Class A-I Units(1)	Third-party Operating Partnership Class E Units(1)	Total
Net asset value	$139,042	$78	$100,881	$158	$240,159
Number of outstanding shares/units	6,905	4	5,000	8	11,917
NAV per share/unit as of April 4, 2023	$20.14	$20.21	$20.18	$20.21	$20.15

___________

(1)
Includes the partnership interests of the Operating Partnership held by parties other than the Company.

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate and real estate debt are initially valued at cost. In the future, as we establish new values for our real estate investments, we will provide information on key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto.

Our total NAV presented in the following tables includes the NAV of our Class F-I shares and partnership interests in the Operating Partnership held by a party other than the Company. The following table provides a breakdown of the major components of our total NAV as of February 28, 2023 ($ and shares/units in thousands):

Components of NAV	February 28, 2023
Investments in real estate	$49,214
Cash	108,761
Other assets	90
Other liabilities	(182)
Management fee payable	(234)
Net asset value	$157,649
Number of outstanding shares/units	7,862

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of February 28, 2023 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class F-I Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$57,387	$100,262	$157,649
Number of outstanding shares/units	2,862	5,000	7,862
NAV per share/unit as of February 28, 2023	$20.05	$20.05

___________

(1)
Includes the partnership interests of the Operating Partnership held by a party other than the Company.

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate are initially valued at cost. In the future, as we establish new values for our real estate investments, we will provide information on key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto.

Status of Our Current Public Offering

As previously disclosed, we have registered with the Securities and Exchange Commission the offer and sale of a maximum of $5.0 billion in shares of our common stock in a continuous offering (the "Offering"). As of the date hereof, we have issued approximately 6,895,058 shares of our common stock (consisting of approximately 5,152,707 Class A-I shares and 1,742,351 Class F-I shares; no other classes of shares were issued or sold as of such date) in the Offering for total proceeds of $138.3 million. We intend to continue selling shares in the Offering on a monthly basis. On April 4, 2023 (the "Exchange Date"), approximately 5,162,941 Class F-I shares were automatically exchanged for approximately 5,152,707 Class A-I shares at an exchange rate based on the NAV per share/unit for our Class F-I shares and Class A-I units as of the Exchange Date.